Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
EnLink Midstream Manager, LLC

We consent to the incorporation by reference in the registration statement on Form S-3 of EnLink Midstream, LLC of our report dated February 20, 2019, with respect to the consolidated balance sheets of EnLink Midstream, LLC and subsidiaries as of December 31, 2018 and 2017, and the related consolidated statements of operations, comprehensive income (loss), changes in members’ equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2018, incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.

Our report contains an explanatory paragraph that refers to a change in the method of accounting for revenue recognition in 2018.

/s/ KPMG LLP

Dallas, Texas
February 22, 2019